NEWS RELEASE

CROFF ENTERS INTO A PROSPECT PARTICIPATION AGREEMENT RELATED TO ITS YORKTOWN RE-ENTRY PROGRAM

DENVER, COLORADO - NOVEMBER 12, 2004 - CROFF OIL COMPANY (OTCBB: COFF) announced today that it has signed a Prospect Participation Agreement with an independent energy company to participate in the development of its Yorktown Re-entry Program located in Dewitt County, Texas. Under the general terms of the Agreement Croff will retain a 25% working interest in the Prospect and the participant partner will acquire a 75% working interest. The companies will jointly develop the re-entry prospects in an area containing up to 1,100 acres with 8 re-entry prospects, as well as new drilling locations. The parties intend to complete wells in the Wilcox formation for natural gas and condensate. The Prospect Agreement provides for the parties to work together in this area of mutual interest for a period of up to 5 years. Croff will announce further details at a later date.

Croff is an independent energy company engaged in the business of oil and natural gas production, primarily through ownership of perpetual mineral interests and acquisition of producing oil and natural gas leases. The Company's principal activity is oil and natural gas production from non-operated properties. The Company acquires, owns, and produces, producing and non-producing leases and perpetual mineral interests in Alabama, Colorado, Michigan, Montana, New Mexico, North Dakota, Oklahoma, Texas, Utah and Wyoming. Further information is available from Croff's website at www.croff.com.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management's current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Factors that could cause actual results to differ from those anticipated are discussed in the Company's periodic filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2004.

Contact: Stuart Krooneberg
Secretary and CFO
(303) 383-1555
stuart@croff.com